SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission dated October 8, 2026.

Buenos Aires, October 8, 2026

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipu 1210

Buenos Aires

Ref.: Relevant Information – Acquisition of an Equity Interest in YPF Energía Eléctrica S.A. (“YPF Luz”)

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform that, on October 8, the Board of Directors of YPF S.A. (“YPF”) approved the acquisition of 24.99% of the share capital and voting rights of YPF Luz through the purchase from BNR Power Investments B.V. of 237,499,943 Class B ordinary book-entry shares of YPF Luz, with a par value of Ps. 4 (four pesos) each and entitled to one vote per share (the “Transaction”). The total purchase price for the Transaction amounts to US$430,000,000 and was structured with financing from international sources.

The Transaction is subject to certain conditions precedent which, if satisfied, will result in YPF—which already held 75.01% of the share capital—holding 100% ownership of YPF Luz’s share capital.

YPF Luz is a company engaged in activities related to the development and operation of power plants, power generation and sale of electricity from thermal and renewable sources. As of the date hereof, YPF Luz has a total installed capacity of 3,764 MW (megawatts), comprising 2,740 MW of thermal capacity and 1,024 MW of renewable capacity, with a presence in eight provinces of Argentina. During the 12-month period ended June 2026, YPF Luz generated approximately 10% of the electricity supplied in Argentina, ranked as the country’s second-largest renewable power generation company and positioned as the leading participant in the market for long-term private renewable energy PPAs. Moreover, during the same period, YPF Luz recorded Adjusted EBITDA of US$479 million, reflecting its growth trajectory. During the second quarter of 2026, Adjusted EBITDA amounted to US$130 million, with a net leverage ratio of 1.5x.

Sincerely,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 8, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer